C8

SI

17009033

Securities and Exchange

MAR 01 2017

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67403

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Setter Capital Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

77 Bloor Street, Suite 1220
(No. and Street)

Toronto (City) ON, CANADA (State) M5S 1M2 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Mc Grath 416-964-9555 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parker Simon LLP
(Name – *if individual, state last, first, middle name*)

129 Lakeshore Rd East (Address), Mississauga (City), ON (State) L5G 1E5 (Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [ ] Public Accountant
- [x] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter McGrath, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Setter Capital Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Vladyslav Strashko, Esq.

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOTARY PUBLIC ONTARIO

Vladyslav Strashko
Notary Public

Setter Capital Inc.

(SEC I.D. No. 8 - 67403)

Statement of Financial Condition and Supplementary Information
and
Report of Independent Registered Public Accounting Firm

As of December 31, 2016
(Expressed in U.S. Dollars)

Filed pursuant to Rule 17a(5)(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

parker simone LLP | chartered professional accountants
licensed public accountants | Mississauga, Ontario, Canada
www.parker-simone.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director of
Setter Capital Inc.

We have audited the accompanying statement of financial condition of Setter Capital Inc. (Company) as of December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Setter Capital Inc. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

The computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, reconciliation of the computation of net capital as filed in Part IIA of Form X-17A-5, and computation for determination of reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission (together "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Setter Capital Inc. financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Parker Simone LLP

February 24, 2017

Setter Capital Inc.

Statement of Financial Condition

(Expressed in U.S. Dollars)

As of December 31, 2016

Assets	
Cash and cash equivalents *(Note 4)*	**$ 21,169,745**
Accounts receivable	**7,416,528**
Government sales taxes recoverable	**13,872**
Prepaid expense and deposit	**4,955**
Furniture and equipment, *net of accumulated depreciation of $63,554*	**28,509**
	$ 28,633,609
Liabilities	
Accounts payable and accrued liabilities	**$ 22,671,934**
Income tax payable	**56,000**
Due to shareholder *(Note 7)*	**360,639**
	23,088,573
Stockholder's Equity	
Common stock *(Note 5)*	**81,450**
Accumulated retained earnings	**5,463,586**
	5,545,036
	$ 28,633,609

Commitment *(Note 6)*

See accompanying notes to the statement of financial condition

Setter Capital Inc.

Notes to Statement of Financial Condition

(Expressed in U.S. Dollars)

Year Ended December 31, 2016

1. Organization and Description of Business

Setter Capital Inc. ("Setter" or the "Company") is incorporated under the Ontario Business Corporation Act. The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934. Setter is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and the Securities Investor Protection Corporation. The Company computes its regulatory net capital under the basic method of Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1. The Company's primary source of revenue is concession fees earned acting as an intermediary to investment banking transactions. The Company's office is in Toronto, Canada.

2. Summary of Significant Accounting Policies

The Company maintains its financial records in United States dollars. These financial statements have been prepared on a going concern basis in accordance with generally accepted accounting principles in the United States of America. The significant accounting policies are as follows:

Revenue Recognition
Concession fees are earned from successful investment banking intermediary transactions of non-registered customer investments. The fees earned are contingent upon the successful completion of the underlying transaction for which the services are rendered. As such, the Company records this revenue as earned upon successful completion of a transaction.

Cash and Cash Equivalents
Cash and cash equivalents comprise cash on deposit and other highly liquid short term investments maintained with major financial institutions in Canada. Deposits with these institutions may exceed the amount of insurance ($200,000) provided on such deposits. These deposits bear minimal credit risk as they are generally redeemable on demand.

Accounts Receivable
Accounts receivable consists of trade receivables for concession fees earned as intermediary from successful investment banking transactions. The Company regularly reviews its accounts receivable for potential bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary at December 31, 2016.

Depreciation
Furniture and equipment are recorded at cost less depreciation. Depreciation is calculated using the declining balance method at rates sufficient depreciate these assets over their estimated useful lives of typically three to five years.

2. Summary of Significant Accounting Policies (Continued)

Income Taxes
The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax base. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment.

Foreign Currency Translation
The Company's functional currency is the U.S. dollar as it is this currency that primarily influences the market price of concession fees earned. Monetary assets and liabilities related to foreign currency balances are translated into U.S. dollars at the exchange rates in effect at the date of the statement of financial condition. Non-monetary assets and liabilities related to foreign currency transactions and revenue and expenses related to foreign currency transactions are translated into U.S. dollars at the exchange rate prevailing at the transaction dates. Realized and unrealized gains or losses resulting from foreign currency translation and transactions are included in net income for the period to which they relate.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United State of America required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Fair Value
U.S. Generally Accepted Accounting Principles (GAAP) defines fair value, expands disclosure requirements related fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1: Quoted prices for identical instruments in active markets.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy required the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

(Expressed in U.S. Dollars)

3. Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain minimum net capital and an allowance ratio of aggregate indebtedness to net capital, as defined under this Rule, not exceeding 15 to 1. Under the basic method, the Company is required to maintain minimum net capital equal to the greater of $5,000 and 6.67% of aggregate indebtedness. At December 31, 2016, the Company had net capital of approximately $9,404,000, which is in excess of the required minimum net capital of $1,540,000. The Company's net capital ratio of aggregate indebtedness to net capital was 2.5 to 1.

FINRA, the Company's designated self-regulatory organization, has certain additional capital requirements which provide that equity capital may neither be withdrawn nor may cash dividends be paid if the resulting net capital would be less than the greater of 5% of the calculated aggregate debits and 120% of required minimum net capital.

4. Cash and Cash Equivalents

The Company's cash and cash equivalents comprise of cash on deposit of $10,762,519 and highly liquid short term investments of $10,407,226, both with a major financial institution in Canada.

5. Common Stock

			2016
Authorized:	Unlimited number of Common Shares and non-voting Special Shares		
Issued:	1,000 common shares	**$**	**81,450**

6. Lease Commitment

Setter leases its premises under an operating lease that expires in April 2017. Future minimum lease payments, by year and the aggregate, are as follows:

Year		
2017		11,923
	$	11,923

Under the terms of the lease, Setter is also required to pay its proportionate share of common area maintenance costs and property taxes.

7. Due to Shareholder

The amount due to shareholder is an unsecured, non-interest bearing advance that is due and payable on demand.

8. Financial Instruments

Fair Values
The carrying amount of cash and cash equivalents, accounts receivable, due to shareholder and accounts payable and accrued liabilities approximates their fair value due to their short-term, demand nature or imminent maturity.

Credit Risk Management
The Company is exposed to credit risk on its accounts receivable. The credit risk on accounts receivable is minimized as all transactions involve large well established financial institutions.

Currency Risk
Approximately 8% of Setter's revenues are denominated in Euros. Consequently, this portion of concession revenues and related accounts receivables are exposed to foreign currency exchange fluctuations. As at December 31, 2016, the Company had €Nil and Cdn $14,999,713 on deposit at major Canadian financial institutions.

The Company pays its income, payroll and sales in Canadian dollars, which are exposed to foreign currency exchange fluctuations.

9. Income Taxes

Setter's only permanent establishment is in Canada, as such it is only subject Canadian income taxes. In Canada, the general combined statutory federal and provincial income tax rate is 26.50%. As a Canadian controlled private corporation, the Company is eligible for the Canadian small business rate reduction, which reduces its tax rate to 15.5% on the first Cdn$500,000 of taxable income.

The Company remains open to federal and provincial examinations for fiscal years December 31, 2013 and forward. The Company had no deferred tax asset or valuation allowance at December 31, 2016.

10. Subsequent Events

There are no subsequent events through the date the financial statements are issued that are required to be disclosed.

Setter Capital Inc.

Schedule 1 - Computation of Net Capital Pursuant to Rule 15c3-1of the Securities and Exchange Commission Act of 1934

(Expressed in U.S. Dollars)

As of December 31, 2016

Total stockholder's equity	$	5,545,036
Deductions and/or charges:		
Discretionary compensation as tax planning arrangement		12,000,000
Non-allowable assets:		
Accounts receivable		(7,416,528)
Taxes recoverable		(13,872)
Furniture and equipment		(28,509)
Prepaid expenses		(4,955)
Total deductions and/or charges		4,536,136
Net capital before haircuts on foreign currency		10,081,172
Haircut on foreign currency held		676,938
Net Capital	$	9,404,234
Aggregate Indebtedness		
Items included in statement of financial condition:		
Accounts payable and accrued liabilities	$	22,671,934
Income tax payable		56,000
Due to shareholder		360,639
	$	23,088,573
Computation of Basic Net Capital Requirements		
Minimum net capital required *(greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined)*	$	1,540,008
Excess Net Capital		7,864,226
Ratio: Aggregate Indebtedness to Net Capital		2.5:1

The above calculation does not differ from the computation of net capital under SEC Rule 15c3-1 as of December 31, 2016 as filed by the Company on Form X-17-5 with the SEC and the FINRA on January 28, 2017.

Setter Capital Inc.

Schedule 2 - Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 of the Securities and Exchange Commission

Year Ended December 31, 2016

The Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a *Special Reserve Account for the Exclusive Benefit of Customers* and the possession and control requirement under provisions of SEC rule 15c-3-3 based on paragraph (k)(2)(i) of the rule.

parker simone LLP | chartered professional accountants
licensed public accountants | Mississauga, Ontario, Canada
www.parker-simone.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Director
Setter Capital Inc.

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of SEC Rule 17A-5, in which (1) Setter Capital Inc. (Company) identified the following provisions of 17 C.F. R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that Setter Capital Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 24, 2017

Parker Simone LLP.

Setter Capital Inc.

Exemption Report

Year Ended December 31, 2016

Setter Capital Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (the "SEC") (17 C.F.R. 240.17a-5), "Reports to be made by certain Brokers and Dealers". This Exemption Report was prepared as required by 17 C.F.R240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

a) The Company claimed an exemption from SEC Rule C.F.R. 240.15c3-3 under the provisions of 17 C.F.R. 16c3-3(k)(2)(i).

b) The Company does not handle cash or securities on behalf of customers and therefore, met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the year ended December 31, 2016, without exception.

Peter McGrath, President & CEO
Setter Capital Inc.

February 24, 2017

parker simone LLP | chartered professional accountants
licensed public accountants | Mississauga, Ontario, Canada
www.parker-simone.com

Independent Registered Public Accounting Firm's Report on Applying Agreed Upon Procedures Related to SIPC Assessment Reconciliation

To the Director of
Setter Capital Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2016 which were agreed to by Setter Capital Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board ("PCAOB". The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the Company's Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. We did not identify any adjustments reported in Form SIPC-7;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and work papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Parker Simone LLP.

February 24, 2017